

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

Christopher Bruno
President
RSE Archive, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

      Re: RSE Archive, LLC
           Offering Statement on Form 1-A Post-Qualification Amendment No. 8
           Filed July 10, 2020
           File No. 024-11057

Dear Mr. Bruno:

      We have reviewed your amendment and do not have any comments.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal Branch Chief at 202-551-3442 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services